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                         [BROADBANDNOW, INC. LETTERHEAD]


                                 August 3, 2000




United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Elliot Staffin
            Senior Attorney
            Division of Corporation Finance
            Mail Stop 4-6


                  Re: Application for Withdrawal of Registration Statement on Form S-1 (No. 333-96223)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), BroadbandNOW, Inc., a Delaware corporation (the "Issuer"), hereby makes this application to withdraw the Registration Statement on Form S-1, File No. 333-96223, filed by the Issuer with the Securities and Exchange Commission (the "Commission"), together with Amendment No. 1 and all exhibits thereto (the "Registration Statement"), relating to the proposed initial public offering of shares of common stock of the Issuer. The Commission has not declared the Registration Statement effective, and none of the common stock under the Registration Statement has been sold by the Issuers pursuant to the Registration Statement. The Issuer's grounds for withdrawing the Registration Statement are the unfavorable market conditions.

         The undersigned, on behalf of the Issuer pursuant to Rule 478 of the Act, respectfully requests the Commission to grant the application of the Issuer to have the Registration Statement withdrawn pursuant to Rule 477 under the Act and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been "Withdrawn upon request of the registrant, the Commission consenting thereto."


                                           Very truly yours,

                                           BROADBANDNOW, INC.



                                           By: /s/ Matthew Hutchins, Sr.
                                               ---------------------------
                                               Matthew Hutchins, Sr.
                                               Agent for Service of
                                               Registration Statement